UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of November, 2005


                          VOCALTEC COMMUNICATIONS LTD.
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                 (Translation of registrant's name into English)


        60 Medinat Hayehudim Street, PO Box 4041, Herzliya 46140, Israel

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                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        /s/    Joseph Albagli
                                        --------------------------------------
                                        By:    Joseph Albagli
                                        Title: Chief Executive Officer



Dated:  November 28, 2005

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DESCRIPTION                                                      EXHIBIT
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     A. Press Release, dated November 28, 2005, titled             99-1
"VocalTec Announces the effectiveness, immediately before trading commenced today, of a previously reported 1-for-13 reverse stock split of its Ordinary Shares"